Darren C. Skinner Darren.Skinner@aporter.com +1 202.942.5636 +1 202.942.5999 Fax 555 Twelfth Street, NW Washington, DC 20004-1206

March 22, 2013

CORRESPONDENCE FILED
VIA EDGAR TRANSMISSION

Mr. James O’Connor, Esq. U.S. Securities and Exchange Commission Division of Investment Management Office of Disclosure and Review 100 F Street, N.E. Washington, D.C. 20549-8626

Re:	Corporate Capital Trust, Inc. --
Post-Effective Amendment No. 2 to
Registration Statement on Form N-2 (File No. 333-167730)

Dear Mr. O’Connor:

We represent Corporate Capital Trust, Inc., a Maryland corporation (the “Company”).  In connection with its continuous public offering of common stock, the Company filed today via EDGAR the referenced post-effective amendment to its registration statement, along with exhibits thereto (the “2013 Registration Statement”), in accordance with the Securities Act of 1933, as amended (the “Securities Act”).

On behalf of the Company, we hereby respectfully request that the staff of the Securities and Exchange Commission (the “Commission”) afford the 2013 Registration Statement selective review in accordance with Securities Act Release No. 6510 (February 15, 1984).  The 2013 Registration Statement contains no material changes from the disclosure included in the Company’s currently effective  registration statement on Form N-2 (which was most recently amended by a Post-Effective Amendment No. 1 thereto that was declared effective by the Commission on April 27, 2012) (the “Currently Effective Registration Statement”), except for (i) the inclusion of updated financial statements of the Company pursuant to Section 10(a)(3) of the Securities Act, (ii) revisions reflecting certain material developments relating to the Company since the April 27, 2012 effective date of the Currently Effective Registration Statement, including updates relating to the investment portfolio and fundraising efforts of the Company, and (iii) stylistic, editorial and updating changes.

March 22, 2013

To facilitate your review, we will deliver to you under separate cover, on or before Monday, March 25, two as-filed courtesy copies of the 2013 Registration Statement, including one that is marked to show changes against the Currently Effective Registration Statement.

Please direct any comments or inquiries regarding this filing to the undersigned at 202-942-5636 (voice) or 202-942-5999 (fax). Thank you.

Sincerely,

/s/ Darren Skinner

Darren C. Skinner